UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-38400

SCYTHIAN BIOSCIENCES CORP.

(Name of Registrant)

100 King Street West, Suite 5600, Toronto, Ontario, Canada M5X 1C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Copies to:

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

SCYTHIAN BIOSCIENCES CORP.

On May 16, 2018, Scythian Biosciences Corp. (“Scythian”) issued a press release announcing that Colombian-based ColCanna SAS (“ColCanna”), a company that Scythian is in the process of acquiring, has received a license for the cultivation and importation of non-psychoactive cannabis by the Ministry of Justice and Law of Colombia. Additionally, ColCanna has entered into an exclusive international supply agreement for Colombia with Aphria Inc. (TSX:APH), a prominent Canadian low-cost producer of medical cannabis.

A copy of Scythian’s press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Scythian files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of Scythian are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. In addition, in the future Scythian and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Scythian’s most recent Annual Information Form which is filed with the Canadian securities commissions and available electronically under Scythian’s issuer profile on SEDAR at www.sedar.com and in Scythian’s Form 20-F and its reports on Form 6-K furnished to or filed with the SEC.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated May 16, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCYTHIAN BIOSCIENCES CORP.

Date: May 16, 2018	By:	/s/ Rob Reid
Rob Reid
Chief Executive Officer